

November 18, 2014

Via E-mail
Ronald L. McCrummen
Executive Vice President and Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, TX 75254

      Re: PMFG, Inc.
             Registration Statement on Form S-3
             Filed November 6, 2014
             File No. 333-199924

Dear Mr. McCrummen:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Calculation of Registration Fee

Description of Subscription Rights, page 7; Description of Purchase Contracts, page 9;

Description of Units, page 9

1. We note your disclosure that you may issue subscription rights to purchase "other securities", that your units may include debt obligations of third parties, and that purchase contracts may obligate holders to purchase securities of unaffiliated third parties. Please note that securities underlying those you are registering must also be registered and included in your fee table. With regard to securities of third parties, please note that even if you have an exemption available for the offer and sale of such securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act C&DI paragraph 203.03 and the staff's no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third

party securities, please give us your analysis why registration under the Securities Act is not required, and include this information. If you do not wish to offer third party securities underlying any debt securities or purchase contracts, please remove these references from the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
        James E. O'Bannon, Esq.